Via Facsimile and U.S. Mail
Mail Stop 6010

June 27, 2008

Mr. C. Edward Chaplin
Chief Financial Officer
MBIA Inc.
113 King Street
Armonk, New York 10504

Re: **MBIA Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2007
        Form 10-Q for the Quarter Ended March 31, 2008
        File No. 1-9583

Dear Mr. Chaplin:

        We have reviewed your May 30, 2007 response to our April 10, 2008 letter and
have the following additional comments. In our comments, we ask you to provide us
with information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend your filing.

Form 10-K for the year ended December 31, 2007

Critical Accounting Estimates, page 45
Loss and Loss Adjustment Expenses, page 45

   1. We acknowledge your response to prior comment 2. Please disclose the net par
       amount of the five multi-sector CDOs on your Classified List. Please also
       disclose the net par amount of the three CDOs on your Caution Lists.

   2. We acknowledge your response to prior comments 3. Please disclose the
       following:

- Your key assumptions in developing the additional loss and LAE reserve of $265 million for the three months ended March 31, 2008 related to RMBS;
- Discuss how management has adjusted each of the key assumptions used in calculating the current loss given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions; and
- Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumptions used would have on the unallocated RMBS loss reserve.

Derivative Instruments, page 48

3. We are continuing to evaluate your response and disclosures related to the fair value of your credit derivatives and we may have further comments.

Financial Statements

Note 11 - Investments, page 112

4. We acknowledge your response to prior comment 16. You stated that 86% of your asset-backed securities are rated Aaa. Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Please also disclose the amount of realized losses recognized on the eight CDO investments that were other than temporarily impaired at March 31, 2008.

Note 13 – Income Taxes, page 117

5. We acknowledge your response to prior comment 17. Please enhance your proposed disclosures that no valuation allowance is required on your $2.9 billion deferred tax asset as follows:

- The key assumptions used in your taxable income projection;
- The impact that your recent downgrade by S& P and Moody's will have on your valuation allowance analysis. Please tell us if the contracts for which future installment premiums are to be received are subject to possible cancellation by the holder as a result of the downgrade; and
- That the federal income tax treatment of credit default swaps is an unsettled area of tax law and the possible outcomes that may result due to this uncertainty.

Note 14 – Business Segments, page 120

6. We acknowledge your response to prior comment 18. It is unclear why you have only two operating segments. Please tell us the following:

- You stated that you consider public finance, structured finance and credit default derivative products to be similar in that they provide protection from financial loss and utilize much of the same internal resources and technology. Please tell us how determined that the economic characteristics were similar for public finance guarantees with their historically low loss rate and structured finance and credit default derivatives products with their faster growth rates but higher exposure to losses;
- You stated that you consider public finance, structured finance and credit default derivative products to be part of the insurance operating segment. Please tell us how you are able to effectively manage the risks and returns of the insurance operating segment given the varying growth rates and exposure to losses of the various products. For example, public finance guarantees have low growth rates and historically low defaults, credit derivative products have high relative growth rates but high exposure to losses;
- You stated that you do not prepare discrete financial information for each product. Please tell us how the Credit Risk Committee of the Board of Directors monitors the underwriting process to ensure compliance with guidelines, review proposed changes to underwriting policy and guidelines, and review your exposure guidelines for the insurance portfolio; and
- In your recent proxy report you disclosed that the performance objectives for 2007 used to determine performance bonuses consisted of various goals, including credit quality, risk management (including underwriting and pricing discipline), and expanding your business by increasing products and clients. Please tell us how the Executive Officers and the Compensation Committee of the Board of Directors are able to monitor performance toward these objectives without the preparation of discrete financial information for public finance, structured finance and credit derivatives products.

7. We acknowledge your response to prior comment 20. We will defer further comments on this issue pending our review of Channel Re's audited financial statements.

Form 10-Q for the Quarter ended March 31, 2008

Valuation of Financial Instruments, page 34

8. You disclose that the some of your CDS contracts have mark-to-market termination payments for termination events under your control and that your CDS contracts have no acceleration of the payment to be made unless you elect to accelerate at your option. Please disclose the termination events that would require mark-to-market termination payments and disclose whether there are any situations in which the buyer of your CDS contracts could accelerate the payments.

9. You disclosed on page 49 that unrealized losses in the first quarter of $3.6 billion consisted of marked-to-market losses on credit derivative contracts due to various factors that were partially offset by the impact of your own credit risk in accordance with SFAS 157. Please disclose the change in your credit risk or rating and the increase or decrease in your credit spreads due to this change for multi-sectored CDO squared, multi-sector, CMBS/CRE and corporate/other sources. Please also disclose the amount of the adjustments due to changes in your own credit risk.

10. You also disclosed on page 49 that marked-to-market losses relating to insurance ceded to Channel Re have been adjusted to reflect Channel Re's ability to pay amounts due to you. Please disclose the nature of the adjustments, the increase or decrease in credit spreads due to these adjustments and quantify the amount of the adjustments related to Channel Re's ability to pay amounts due to you.

Fair Value Hierarchy- Level 3, page 40

11. We note your level three investments our valued using quoted prices. Please tell us and disclose the following:

- Whether you provide the assumptions for the models used by the brokers or dealers, or whether they provide them;
- To the extent the assumptions are determined by these third parties, how you concluded the assumptions were appropriate for the circumstances; and
- Whether you receive only one price estimate from the brokers or dealers, or whether multiple prices are obtained. If the latter, please disclose how you determine which price to use for purposes of your accounting and disclosure.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

You may contact Gus Rodriguez, Staff Accountant, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant